

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2010

VIA U.S. MAIL AND FACSIMILE

Stephen R. Brunner
Chief Executive Officer, Chief Operating Officer
        and President
Constellation Energy Partners LLC
1801 Main Street, Suite 1300
Houston, Texas 77002

> **Re: Constellation Energy Partners LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 1-33147**

Dear Mr. Brunner:

    We have reviewed your letter dated October 15, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 1

Proved Oil and Natural Gas Reserves, page 4

1.   We note your response to comment 3 in our letter dated September 24, 2010 that the report delivered by Netherland, Sewell & Associates, Inc. is reviewed by your internal

reserve committee prior to being reviewed by your audit committee and approved by your board of directors. We also note that in future filings you will expand your disclosure to discuss the qualifications of the specific individual on your internal reserve committee who oversees you reserve audit. In such expanded disclosure, please disclose that you have an internal reserve committee, of which the specific individual is a part, and that the committee reviews NSAI's report prior to being reviewed by your audit committee and approved by your board of directors.

Production and Price History, page 7

2.   We note your response to comment 5 in our letter dated September 24, 2010 that "average production cost" is represented by "lease operating expenses." In view of this, please provide the basis for listing lease operating expenses as a component of "average unit cost per mcfe" in your table on page 7. Please also explain in necessary detail why the other line items listed as components of "average unit cost per mcfe" qualify as ad valorem or severance tax.

Operations, page 10

Executive Management, page 10

3.   We note your response to comment 7 in our letter dated September 24, 2010. Please disclose that due to the sale by Constellation Energy Group, Inc. of gas assets and "other issues" that caused it concern about "its commitment to sponsor" you, your executive management team transitioned to you. Please also disclose in necessary detail such "other issues."

Exhibit 99.1

4.   We note your response to comment 12 in our letter dated September 24, 2010. Please revise the report to address each of the following items noted in your response:

- expertise at NSAI is centered around the technical engineering and geologic disciplines;

- NSAI does not purport to be certified accountants, landmen or lawyers who are qualified at validating an entity's legal right to extract oil and gas from the earth;

- NSAI, as a firm, recognizes that the definition of reserves requires reasonable expectation of a legal right to produce, or receive revenue from, a hydrocarbon flow stream;

- NSAI has accepted as true your representation that you have "the legal right to produce," and NSAI does not have or engage the expertise to perform legal or land due diligence to validate it; and

- NSAI utilizes your lease operating statements as provided to NSAI and does not perform additional forensic accounting unless something appears inconsistent with other data or its understanding of costs or prices in the applicable field area.

5.   We note your response to comment 13 in our letter dated September 24, 2010. In particular, we note that there is no industry compilation of "generally accepted petroleum engineering and evaluation principles" and, accordingly, it is not appropriate to reference them. Please remove reference to such principles.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief